Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State of Incorporation	Doing Business As Name
Addus HealthCare (Delaware), Inc.	Delaware	Addus HomeCare
Addus HealthCare (Idaho), Inc.	Delaware	A Full Life HomeCare; Addus HomeCare
Addus HealthCare (Nevada), Inc.	Delaware	Desert PCA; Silver State Personal Care
Addus HealthCare (North Carolina), Inc.	Delaware	Down East HealthCare; Addus HomeCare
Addus HealthCare (South Carolina), Inc.	Delaware	Addus
Addus HealthCare, Inc.	Illinois	Addus HealthCare Addus Personal Care Services

Addus Nurse Care, Inc.	Delaware	Sun City Caregivers; Lifestyle Options
Cura Partners, LLC	Tennessee	Aid & Assist at Home, LLC
Options Service, Inc.	New Mexico	Addus HomeCare